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FILE No. 82-5176

February 24, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the document which contents were announced by the Company:

- Brief Announcement of Settlement of Interim Accounts for the Business Year ending March 31, 2003 (dated November 21, 2002)

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

FILE No. 82-5176

(Excerpt translation)

November 21, 2002

BRIEF ANNOUNCEMENT OF SETTLEMENT OF INTERIM ACCOUNTS FOR THE BUSINESS YEAR ENDING MARCH 31, 2003 (CONSOLIDATED)

Name of listed company:	Fuji Television Network, Incorporated (URL http://www.fujitv.co.jp)
Listing exchange:	Tokyo Stock Exchange
Code number:	4676
Location of head office:	Tokyo
Representative:	Koichi Murakami President and Representative Director
Inquiries to be directed to:	Tsuyoshi Habara General Manager of Finance Dept. Tel. (03) 5500-8888
Date of meeting of the Board of Directors concerning settlement of interim accounts:	November 21, 2002
Adoption of U.S. Generally Accepted Accounting Principles:	No

1. Consolidated business results for the interim financial period ended September 30, 2002 (April 1, 2002 through September 30, 2002):

(1) Consolidated operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Interim financial period ended September 30, 2002	Interim financial period ended September 30, 2001	Business year ended March 31, 2002
Net sales	¥215,219 million (- 2.3%)	¥220,393 million (3.2%)	¥436,902 million (- 0.7%)
Operating income	¥21,357 million (- 17.5%)	¥25,879 million (- 2.1%)	¥45,935 million (- 14.9%)
Recurring profit	¥21,178 million (- 15.7%)	¥25,132 million (- 4.1%)	¥44,694 million (- 17.2%)
Net income	¥10,240 million (- 18.8%)	¥12,616 million (4.7%)	¥17,303 million (- 1.7%)
Net income per share (basic):	¥9,575.69	¥11,796.55	¥16,179.45
Net income per share (diluted):	-	-	-

(Notes)

	Interim financial period ended September 30, 2002	Interim financial period ended September 30, 2001	Business year ended March 31, 2002
1) Equity in earnings of affiliates:	- ¥1,297 million	- ¥1,327 million	- ¥2,210 million
2) Average number of shares during the period (year) (consolidated):	1,069,382 shares	1,069,468 shares	1,069,468 shares

3) Changes in accounting methods: No

4) The percentages in the items of net sales, operating income, recurring profit and net income indicate the rates of increase or decrease from the interim financial period of the previous business year.

(2) Consolidated financial condition:

	Interim financial period ended September 30, 2002	Interim financial period ended September 30, 2001	Business year ended March 31, 2002
Total assets	¥488,767 million	¥480,370 million	¥485,594 million
Shareholders' equity	¥379,630 million	¥363,408 million	¥373,973 million
Ratio of shareholders' equity	77.7%	75.7%	77.0%
Shareholders' equity per share	¥354,999.57	¥339,802.48	¥349,681.47
(Note) Number of issued shares at the end of the period (year) (consolidated):	1,069,382 shares	1,069,468 shares	1,069,468 shares

(3) State of consolidated cash flows:

	Interim financial period ended September 30, 2002	Interim financial period ended September 30, 2001	Business year ended March 31, 2002
Cash flows from operating activities	¥21,313 million	¥16,688 million	¥30,876 million
Cash flows from investing activities	- ¥19,737 million	- ¥4,592 million	- ¥25,001 million
Cash flows from financing activities	- ¥1,718 million	- ¥1,722 million	- ¥2,707 million
Cash and cash equivalents at end of the period/year	¥65,550 million	¥73,101 million	¥65,995 million

(4) Matters relating to the scope of consolidation and the application of equity method:

Number of consolidated subsidiaries:	20 companies
Number of non-consolidated subsidiaries subject to the equity method:	3 companies
Number of affiliated companies subject to the equity method:	11 companies

(5) Situation of changes in the scope of consolidation and the application of equity method:

Consolidated subsidiaries:	Included: 0
	Excluded: 1
Companies subject to equity method:	Included: 0
	Excluded: 0

2. Forecast of consolidated operating results for the business year ending March 31, 2003 (April 1, 2002 through March 31, 2003):

	Whole year
Net sales	¥418,500 million
Recurring profit	¥34,500 million
Net income	¥16,000 million

(Reference) Forecast of net income per share (whole year): ¥14,961.90

* The above forecast of consolidated operating results is made based on information available as of the date hereof. The actual results may differ from the above-listed figures due to various factors in the future.

(Attached materials)

1. STATE OF CORPORATE GROUP

(Translation omitted)

2. BUSINESS POLICY

(Translation omitted)

3. OPERATING RESULTS

(Translation omitted)

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Interim Balance Sheet

(million yen)

	Interim financial period ended September 30, 2001 (as of September 30, 2001)		Interim financial period ended September 30, 2002 (as of September 30, 2002)		Business year ended March 31, 2002 (as of March 31, 2002)	
ASSETS						
I. Current assets:						
1 Cash on hand and in banks receivable		21,669		27,622		24,998
2. Trade notes receivable and trade accounts receivable		98,899		91,874		95,872
3. Marketable securities		52,989		58,090		47,014
4. Inventories		27,918		25,718		28,704
5. Other current assets		16,097		17,657		18,075
6. Allowance for doubtful accounts		(386)		(350)		(347)
Total of current assets:		217,187		220,613		214,317
II. Fixed assets:						
1. Tangible fixed assets:						
(1) Buildings and structures	107,254		102,423		104,847	
(2) Lands	15,556		15,487		15,563	
(3) Other tangible fixed assets	11,928	134,739	12,884	130,794	12,112	132,523
2. Intangible fixed assets:		19,566		20,165		19,653
3. Investments and other assets:						
(1) Investment securities	87,825		93,409		98,196	
(2) Other investments and other assets	22,205		25,031		22,101	
(3) Allowance for doubtful accounts	(1,153)	108,877	(1,246)	117,194	(1,197)	119,100
Total of fixed assets:		263,183		268,154		271,277
TOTAL ASSETS		480,370		488,767		485,594

(million yen)

	Interim financial period ended September 30, 2001 (as of September 30, 2001)	Interim financial period ended September 30, 2002 (as of September 30, 2002)	Business year ended March 31, 2002 (as of March 31, 2002)
LIABILITIES			
I. Current liabilities:			
1. Trade notes payable and trade accounts payable	42,998	38,066	44,245
2. Short-term loans payable	2,877	2,491	2,654
3. Reserve for returned goods	195	174	198
4. Other current liabilities	41,193	37,716	35,973
Total of current liabilities	87,265	78,449	83,072
II. Long-term liabilities:			
1. Long-term loans payable	504	113	227
2. Reserve for employee retirement benefits	19,703	22,538	20,087
3. Reserve for officer's retirement gratuities	1,802	2,105	2,038
4. Other long-term liabilities	3,397	1,105	1,541
Total of long-term liabilities	25,407	25,863	23,893
TOTAL LIABILITIES	112,673	104,312	106,966
MINORITY INTERESTS			
Minority interests	4,289	4,824	4,655
SHAREHOLDERS' EQUITY			
I. Capital	59,764	-	59,764
II. Additional paid-in capital	87,228	-	87,228
III. Revaluation difference	-	-	2,075
IV. Consolidated retained earnings	213,509	-	217,716
V. Revaluation difference of other marketable securities	8,612	-	12,558
VI. Foreign exchange adjustments	154	-	491
	369,270	-	379,835
VII. Treasury stocks	(5,862)	-	(5,862)
TOTAL SHAREHOLDERS' EQUITY	363,408	-	373,973

	Interim financial period ended September 30, 2001 (as of September 30, 2001)	Interim financial period ended September 30, 2002 (as of September 30, 2002)	Business year ended March 31, 2002 (as of March 31, 2002)
I. Capital	-	59,764	-
II. Additional paid-in capital	-	87,228	-
III. Retained earnings	-	226,232	-
IV. Revaluation difference of lands	-	2,076	-
V. Revaluation difference of other marketable securities	-	10,178	-
VI. Foreign exchange adjustments	-	14	-
VII. Treasury stocks	-	(5,864)	-
TOTAL SHAREHOLDERS' EQUITY	-	379,630	-
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	480,370	488,767	485,594

(2) Consolidated Interim Statement of Income

(million yen)

	Interim financial period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)		Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)		Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	
I. Net sales		220,393		215,219		436,902
II. Cost of sales		132,589		133,649		269,356
Gross profit		87,804		81,570		167,545
III. Selling, general and administrative expenses						
1. Selling expenses	46,536		44,368		89,107	
2. General and administrative expenses	15,388	61,925	15,843	60,212	32,502	121,610
Operating income		25,879		21,357		45,935
IV. Non-operating income:						
1. Interest income	107		106		207	
2. Dividends income	337		350		350	
3. Amortization of consolidated difference	23		-		26	
4. Rent income	1,282		1,204		2,540	
5. Other non-operating income	143	1,894	460	2,122	242	3,367
V. Non-operating expenses:						
1. Interest and discounts expenses	93		86		192	
2. Equity in losses of affiliates	1,327		1,297		2,210	
3. Rent expenses	741		632		1,311	
4. Other non-operating expenses	479	2,641	284	2,301	894	4,609
Recurring profit		25,132		21,178		44,694
VI. Special gains:						
1. Gain on sale of fixed assets	9		32		35	
2. Gain on sale of investment securities	18		-		26	
3. Gain on leveraged lease	327		502		1,950	
4. Transfer from allowance for doubtful account	152		9		124	
5. Transfer from reserve for returned goods	185		24		-	
6. Other special gains	105	799	26	595	337	2,474
VII. Special losses:						
1. Loss on sale of fixed assets	472		13		473	
2. Loss on disposition of fixed assets	93		39		397	
3. Valuation loss of investment securities	198		9		8,887	
4. Valuation loss of memberships, etc.	68		7		97	
5. Appropriation of the difference upon restatement of the accounts for employee retirement benefits	1,531		1,531		3,062	
6. Transfer to allowance for doubtful accounts of membership deposits	186		48		224	
7. Other special losses	87	2,638	-	1,649	263	13,405
Income before tax for the period (year)		23,293		20,124		33,763
Corporate income, inhabitant and enterprise taxes	12,340		12,043		20,543	
Adjustment to corporate income taxes, etc.	(1,629)	10,711	(2,405)	9,638	(4,390)	16,152
Gain (loss) on minority interests		(34)		246		307
Net income for the period (year)		12,616		10,240		17,303

(3) Consolidated interim statement of surplus

(million yen)

	Interim financial period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)		Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)		Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	
I. Consolidated surplus at beginning of period		202,520		-		202,520
II. Decrease in consolidated surplus						
1. Dividends	1,390		-		1,871	
2. Officers' bonuses	235		-		235	
(Statutory Auditors' bonuses)	(19)	1,626	(-)	-	(19)	2,107
III. Net income for the interim period (year)		12,616		-		17,303
IV. Consolidated surplus at end of the interim period (year)		213,509		-		217,716
(Additional paid-in capital)						
I. Additional paid-in capital at beginning of period						
Capital reserve at beginning of period	-	-	87,228	87,228	-	-
II. Additional paid-in capital at end of the interim period		-		87,228		-
(Retained earnings)						
I. Retained earnings at beginning of period						
Consolidated surplus at beginning of period	-	-	217,716	217,716	-	-
II. Increase in retained earnings						
Net income for the interim period	-	-	10,240	10,240	-	-
III. Decrease in retained earnings						
1. Dividends	-		1,390		-	
2. Officers' bonuses	-		255		-	
(Statutory Auditors' bonuses)	(-)		(18)		(-)	
3. Decrease in retained earnings due to change of the scope of consolidation	-	-	78	1,723	-	-
IV. Retained earnings at end of the interim period		-		226,232		-

(4) Consolidated Statements of Cash Flows

(millions of yen)

	Interim financial period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
I. Cash flows from operating activities			
1. Income before income taxes and others	23,293	20,124	33,763
2. Depreciation	4,980	4,956	10,157
3. Amortization of consolidated difference	(23)	44	(26)
4. Increase (decrease) in allowance for doubtful accounts	(157)	52	(154)
5. Interest income and dividends income	(444)	(457)	(557)
6. Interest and discounts expenses	93	86	192
7. Exchange gain (loss)	113	115	78
8. Equity in income (losses) of affiliates	1,327	1,297	2,210
9. Gain on disposition and sale of fixed assets	556	19	834
10. Gain on sale of investment securities	(18)	-	(26)
11. Revaluation gain of investment securities	-	9	8,887
12. (Increase) decrease in trade accounts receivable	2,218	3,954	5,276
13. (Increase) decrease in inventories	1,116	2,983	335
14. Increase (decrease) in trade accounts payable	(2,329)	(6,176)	(756)
15.Others	874	2,308	(348)
Subtotal	31,599	29,318	59,866
16. Interest and dividends received	541	367	673
17. Interest paid	(93)	(86)	(192)
18. Corporate income taxes paid	(16,055)	(8,405)	(28,308)
19. Others	696	119	(1,161)
Net cash provided by operating activities	16,688	21,313	30,876
II. Cash flows from investing activities			
1. Purchase of marketable securities	(1,108)	(16,018)	(9,082)
2. Sale of marketable securities	63	3,553	68
3. Purchase of tangible fixed assets	(3,423)	(3,222)	(5,127)
4. Sale of intangible fixed assets	444	116	499
5. Purchase of investment securities	(312)	(810)	(12,359)
6. Sale of investment securities	278	27	1,087
7. Making of loans	(17)	(24)	(20)
8. Collection of loans	13	18	23
9. Others	(531)	(3,376)	(89)
Net cash provided by investing activities	(4,592)	(19,737)	(25,001)
III. Cash flows from financing activities			
1. Net increase in short-term loans payable	(38)	(80)	(232)
2. Repayment of long-term loans payable	(269)	(196)	(578)
3. Payment of dividends	(1,390)	(1,390)	(1,871)
4. Payment of dividends to minority shareholders	(24)	(51)	(24)
Net cash provided by financing activities	(1,722)	(1,718)	(2,707)

	Interim financial period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
IV. Effect of exchange rate changes on cash and cash equivalents	88	(167)	187
V. Net increase (decrease) in cash and cash equivalents	10,462	(310)	3,356
VI. Cash and cash equivalents at beginning of period (year)	62,638	65,995	62,638
VII. Cash and cash equivalents of subsidiaries at beginning of period due to exclusion from consolidation	-	(134)	-
VII. Cash and cash equivalents at end of period (year)	73,101	65,550	65,995

(Translation omitted hereafter)

- END -